UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date March 17, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

March 17, 2023

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES THE APROVAL OF THE PROJECT FOR THE DISTRIBUTION OF PROFITS AND THE CONSTITUTION OF RESERVES FOR THE COMPANY'S BENEFIT

At a meeting held on this date, the Shareholder’s General Meeting of Bancolombia approved, with the required majority, the project for the distribution of profits and constitution of reserves for the company’s benefit informed to the market on February 23rd, which considers the following aspects:

(i)	The payment of an annual dividend of COP 3,536 per share, payable in four quarterly installments of COP 884 per share per quarter, on the following dates: April 3rd, July 4, October 2nd, 2023, and January 2nd, 2024. The dividends to be submitted for consideration by the General Shareholders’ Meeting will be payable with respect to outstanding common shares and preferred shares.
(ii)	The creation of a specific reserve (reserva ocasional) for the strengthening of equity and future growth in the amount of COP 3.56 billion.
(iii)	A specific reserve (reserva ocasional) available to the Board of Directors for donations to social benefit projects in the amount of COP 33,000 million.

The detailed proposal for distribution of profits approved is the following:

All figures in Colombian pesos (COP)

The ex-dividend period will run between the first business day of payment of dividends on the respective shares and the fourth stock market business day immediately prior to such date, as follows:

Ex-Dividend Date	Payment Date
March 28, 2023	April 3, 2023
June 27, 2023	July 4, 2023
September 26, 2023	October 2, 2023
December 26, 2023	January 2, 2024

(*) The dates of the ex-dividend period will be subject to adjustment in accordance with the instructions of the Colombian Stock Exchange.

The Company’s administration hereby certifies that the required processes and authorizations were carried out in order to hold the Shareholders' General Assembly meeting.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Catalina Tobón Rivera
Corporate VP	Financial VP	IR Manager
Tel.: (57 601) 4885675	Tel.: (57 601) 4885934	Tel.: (57 601) 4885950